UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 2, 2018

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated August 2, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 2, 2018	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

TEEKAY CORPORATION REPORTS
SECOND QUARTER 2018 RESULTS
Highlights

•
Reported consolidated GAAP net loss attributable to shareholders of Teekay of $28.3 million, or $0.28 per share (impacted by non-cash items as detailed in Appendix A of this release), and consolidated adjusted net loss attributable to shareholders of Teekay(1) of $21.6 million, or $0.21 per share, in the second quarter of 2018.

•
Generated GAAP consolidated income from vessel operations of $1.9 million (including $32.8 million in asset impairments) and consolidated total cash flow from vessel operations(1) of $164.2 million in the second quarter of 2018.

•	Entered into contract extensions for Teekay Parent's Banff FPSO unit and two Teekay Offshore FPSO units, the Voyageur Spirit and Ostras.

•	Since March 2018, Teekay LNG has taken delivery of three LNG carriers, all on long-term charter contracts, and two mid-sized LPG carriers.

•
Teekay Tankers signed term sheets for two new financings, which upon completion and, combined with the sale-leaseback transaction previously announced, will increase its total liquidity by approximately $110 million(4) to approximately $190 million on a pro-forma basis as of June 30, 2018.

Hamilton, Bermuda, August 2, 2018 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported the Company's results for the quarter ended June 30, 2018. These results include the Company’s two publicly-listed consolidated subsidiaries Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) and its equity-accounted investment in publicly-listed Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE:TOO), which was deconsolidated as of September 25, 2017, (collectively, the Daughter Entities) and all remaining subsidiaries and equity-accounted investments of the Company. The Company, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the second quarter 2018 earnings releases of Teekay LNG, Teekay Tankers and Teekay Offshore, which are available on the Company’s website at www.teekay.com, for additional information on their respective results.

	Three Months Ended
	June 30,	March 31,	June 30,
	2018	2018	2017(2)
(in thousands of U.S. dollars, except per share amounts)	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	405,642	394,022	513,923
Income from vessel operations	1,921	18,505	48,286
Equity income (loss)	837	27,117	(47,984)
Net loss attributable to shareholders of Teekay	(28,324)	(20,555)	(80,152)
Loss per share attributable to shareholders of Teekay	(0.28)	(0.21)	(0.93)
NON-GAAP FINANCIAL COMPARISON
Total Cash Flow from Vessel Operations(CFVO)(1)(3)	164,197	168,364	254,496
Adjusted Net Loss attributable to shareholders of Teekay(1)	(21,555)	(18,324)	(38,145)
Adjusted Net Loss per share attributable to shareholders of Teekay(1)	(0.21)	(0.19)	(0.44)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent Adjusted Cash Flow from Vessel Operations(1)	16,641	13,222	(6,787)
Total Teekay Parent Free Cash Flow(1)	798	(3,212)	(19,567)

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
For the quarter ended June 30, 2017, Teekay Offshore was consolidated in the Company’s financial statements. As a result of Teekay Offshore’s transaction with Brookfield Business Partners L.P., together with its institutional partners (collectively Brookfield) on September 25, 2017, the Company deconsolidated Teekay Offshore as of that date. For the quarters ended June 30, 2018 and March 31, 2018, Teekay Offshore was accounted for as an equity-accounted investment.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(3)
Total cash flow from vessel operations has reduced in the first and second quarter of 2018 primarily as a result of the deconsolidation of Teekay Offshore on September 25, 2017, which Teekay now accounts for using the equity method.

(4)	These financings remain subject to customary conditions precedent and the execution of definitive documentation.

CEO Commentary

“Both our consolidated and Teekay Parent's results improved in the second quarter of 2018, compared to the same period of the prior year, due mainly to higher cash flows generated by our directly-owned FPSO units that have upside exposure to oil prices and production,” commented Kenneth Hvid, Teekay’s President and CEO. “I would like to point out, similar to last quarter, when making year-over-year comparisons of Teekay’s consolidated results, it is important to account for the deconsolidation of Teekay Offshore as of September 25, 2017 and the adoption of the new revenue accounting standard as of January 1, 2018(1).”

“At Teekay Parent, I am pleased to report that we have secured a one-year charter contract extension on the Banff FPSO, which will continue to have a fixed-rate component and an upside component linked to oil prices and production. Teekay Parent continues to strengthen its balance sheet with the recent agreement to sell our ownership interest in Sevan Marine ASA (Sevan) for approximately $28 million and the repurchase of approximately $53 million of our 8.5% senior notes due in 2020 at an average price below current levels and well below the make whole price.”

“At Teekay LNG, we continue to execute on our portfolio of growth projects with the delivery of two additional LNG carrier newbuildings, both on long-term charters, and the completion of multiple debt refinancings. Looking ahead, we expect to take delivery of seven LNG carrier newbuildings and the Bahrain LNG terminal project to commence over the next 18 months, which we anticipate will help drive further cash flow growth and the delevering of Teekay LNG's balance sheet.”

“At Teekay Tankers, including the sale-leaseback transaction previously announced in May 2018, we have signed term sheets for three financings which, upon completion, are expected to increase Teekay Tankers' net liquidity position by approximately $110 million.”

“Teekay Offshore has secured new FPSO charter contract extensions on the Voyageur Spirit and Ostras, refinanced its 2019 bond maturities and ordered two additional LNG-fueled shuttle tanker newbuildings, which are expected to further strengthen its position as the leading provider of contract of affreightment (CoA) shuttle tanker services in the North Sea.”

Mr. Hvid concluded, “We continue to make progress on strengthening the financial foundation across the Teekay Group while maintaining our market-leading positions and strong operating platforms and we believe that the Teekay Group is positioning to benefit from a continued broader energy and tanker market recovery."

(1)	Please refer to footnote (1) of the summary consolidated statement of loss included in this release for further details on the deconsolidation and the adoption of new revenue accounting standards.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the quarter ended June 30, 2018, compared to the same period of the prior year, were positively impacted primarily by higher cash flows from the Banff and Hummingbird FPSO units due to the commencement of oil price-linked production tariffs in those charter contracts on August 1, 2017 and October 1, 2017, respectively, and higher income and cash flows from Teekay LNG as a result of the deliveries of 10 liquefied natural gas (LNG) and mid-sized liquefied petroleum gas (LPG) newbuildings between July 2017 and May 2018 and the commencement of short-term charter contracts for certain of the vessels in Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation (the Teekay LNG-Marubeni Joint Venture).

These increases were partially offset primarily by lower income and cash flows in Teekay Tankers, as a result of lower average spot tanker rates, and lower income and cash flows in Teekay LNG primarily a result of a decrease in earnings in 2018 on seven Multi-gas carriers upon the termination of their previous charter contracts.
Teekay Parent
Teekay Parent Adjusted Cash Flow from Vessel Operations(1), which includes distributions and dividends paid to Teekay Parent from the Daughter Entities in the following quarter and cash flow from vessel operations attributable to assets directly-owned by, or chartered-in to, Teekay Parent, less Teekay Parent’s corporate general and administrative expenses, was positive $16.6 million for the quarter ended June 30, 2018 compared to negative $6.8 million for the same period of the prior year. This significant improvement was primarily due to: higher revenues from the Banff and Hummingbird Spirit FPSO units due to contractual production tariffs linked to oil prices which commenced in the latter half of 2017; and, as a result of the adoption of the new revenue accounting standard, the recognition of approximately $2 million of additional annual incentive revenue related to the Foinaven FPSO that was previously recognized annually in the fourth quarter. These increases were partially offset by a reduction in cash distributions from Teekay Offshore as a result of the strategic partnership with Brookfield and the elimination of the minimum dividend payment from Teekay Tankers commencing with the first quarter of 2018 (the variable portion of Teekay Tankers' dividend policy remains intact).

Total Teekay Parent Free Cash Flow(1), which includes Teekay Parent Adjusted Cash Flow from Vessel Operations(1), less net interest expense, was positive $0.8 million during the second quarter of 2018, compared to negative $19.6 million for the same period of the prior year for the reasons mentioned above. This improvement was partially offset by no interest income earned for the three months ended June 30, 2018 on a $200 million loan to Teekay Offshore which Teekay Parent sold to Brookfield in the third quarter of 2017. Please refer to Appendix D of this release for additional information about Teekay Parent Free Cash Flow.

(1)
These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States GAAP.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s results improved during the quarter ended June 30, 2018, compared to the same quarter of the prior year, primarily due to the deliveries of 10 LNG and mid-sized LPG carrier newbuildings between July 2017 and May 2018 and the commencement of short-term charter contracts for certain of the vessels in Teekay LNG's Teekay LNG-Marubeni Joint Venture. These increases were partially offset by the sale of a conventional tanker and an LPG carrier in the first quarter of 2018, lower rates earned in 2018 on two conventional tankers upon the expiration of their fixed-rate charter contracts in 2017, and lower rates earned in 2018 on seven Multi-gas carriers upon the termination by Teekay LNG of their previous charter contracts due to non-payment of charter hire. Teekay LNG's GAAP net loss for the second quarter of 2018, compared to the same quarter of the prior year, was also negatively impacted by the write-down of four Multi-gas carriers in the second quarter of 2018. Please refer to Teekay LNG's second quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers' results decreased during the quarter ended June 30, 2018, compared to the same period of the prior year, primarily due to lower average spot tanker rates and the expiry of time-charter out contracts for various vessels, which have subsequently traded on spot voyages at lower average realized rates in the second quarter of 2018 compared to the same period of the prior year. Please refer to Teekay Tankers' second quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Offshore
Teekay Offshore’s results increased during the quarter ended June 30, 2018, compared to the same period of the prior year, primarily due to the contract start-up of the Randgrid FSO and the Pioneiro de Libra and Petrojarl I FPSO units, the redelivery by Teekay Offshore of one in-chartered shuttle tanker in early-2018 and stronger results from the towage segment reflecting higher rates and utilization from a large tow assist and installation project for the Kaombo Norte FPSO. These increases were offset by lower earnings from the Voyageur Spirit and Ostras FPSO units operating at reduced rates upon contract extensions in the first and second quarter of 2018, respectively. Teekay Offshore's GAAP net loss for the second quarter of 2018, compared to the same quarter of the prior year, was also negatively impacted by the write-down of two of Teekay Offshore's FPSO units in the second quarter of 2018. Please refer to Teekay Offshore's second quarter 2018 earnings release for additional information on the financial results for this entity.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Summary of Recent Events
Teekay Parent

In July 2018, Teekay Parent secured a one-year contract extension with Canadian Natural Resources (CNR) to extend the employment of the Banff FPSO on the Banff and Kyle fields to August 2019. The new one-year extension, which took effect in July 2018, has a slightly lower fixed charter rate and an oil and production tariff, which provides potential upside from a formula based on oil price and production.

Since the beginning of March 2018, Teekay Parent has repurchased $52.6 million of its 8.5% senior unsecured notes due in January 2020 for total consideration of $54.8 million for an average price of 103.97, which is below the current market price and the current make-whole for the notes. Of the total $52.6 million of notes repurchased, $45.8 million of the notes were purchased subsequent to June 30, 2018.

In July 2018, Teekay Parent agreed to sell its 43.5% interest in Sevan Marine ASA for total consideration of approximately $28 million. The Company expects to record an accounting income/gain on this transaction during the second half of 2018.

Teekay LNG

Growth Projects Update

In July 2018, Teekay LNG’s 20 percent-owned joint venture with China LNG Shipping (Holdings) Limited (China LNG), CETS Investment Management (HK) Co. Ltd. (an affiliate of China National Offshore Oil Corporation (CNOOC)) and BW LNG Investments Pte. Ltd., took delivery of one LNG carrier newbuilding, the Pan Europe, which immediately commenced its 20-year charter contract with Royal Dutch Shell (Shell).

In May and July 2018, Teekay LNG took delivery of two M-Type, Electronically Controlled, Gas Injection (MEGI) LNG carrier newbuildings, the Myrina and Megara, which immediately commenced their six to eight-year charter contracts with Shell.

In May and July 2018, Teekay LNG’s 50 percent-owned joint venture with Exmar NV (the Exmar LPG Joint Venture) took delivery of its remaining mid-sized LPG carrier newbuildings, the Koksijde and the Wepion, which are currently trading in the spot market.

Financing Update

In May 2018, Teekay LNG’s Teekay LNG-Marubeni Joint Venture refinanced an outstanding $105 million debt facility secured by the Woodside Donaldson LNG carrier, which reduced its financing cost and extended its maturity date from 2021 to 2026.

In June 2018, Teekay LNG refinanced an outstanding $57 million debt facility maturing in 2018 secured by the Polar Spirit and Arctic Spirit LNG carriers with a new $40 million debt facility maturing in 2022.

In July 2018, Teekay LNG refinanced an outstanding 107 million Euro ($125 million) debt facility maturing in 2018 secured by the Madrid Spirit LNG carrier with a new 100 million Euro ($117 million) debt facility maturing in 2024.

In July 2018, Teekay LNG’s 50 percent-owned Exmar LPG joint venture completed a three-year, $35 million debt facility maturing in 2021 for its final LPG carrier newbuilding, Weipon, which delivered on July 31, 2018.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Tankers
Financing Update

In June 2018, Teekay Tankers signed a term sheet for a sale-leaseback financing transaction relating to six Aframax tankers, which is in addition to the signed term sheet for a sale-leaseback transaction for seven mid-sized tankers announced in May 2018.

In July 2018, Teekay Tankers signed a term sheet for a loan to finance working capital for its revenue sharing arrangement (RSA) pool management operations.

Upon completion, these three transactions are expected to increase Teekay Tankers’ liquidity by approximately $110 million after the repayment of outstanding debt related to the 13 vessels. These transactions are targeted to be completed in the third quarter of 2018 and remain subject to customary conditions precedent and the execution of definitive documentation.

Secured Additional Fixed-Rate Charter

In July 2018, Teekay Tankers entered into a time charter-out contract with a key customer for one Suezmax tanker for a firm period of 12 months, plus an extension option, which is expected to commence by mid-August 2018. The new charter contract is expected to add approximately $6.4 million in fixed revenues over the initial 12-month period.

Teekay Offshore

Recontracting of FPSO Units

In July 2018, Teekay Offshore secured a further one-year contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO on the Huntington field to April 2020. Compared to the current contract, the new one-year extension, which takes effect in April 2019, maintains the same fixed charter rate and oil production tariff elements, but provides additional upside from a formula based on oil price, regardless of production volume, which provides incremental cash flow upside to Teekay Offshore.

In July 2018, Teekay Offshore agreed to a contract extension with Petrobras to extend the employment of the Ostras FPSO to November 2018, with options to extend up to January 2019, at an increased rate relative to the previous contract extension.

In both cases, these contract extensions represent material incremental cash flow contribution with no incremental investment by Teekay Offshore. These activities also extend the timeframe available to secure appropriate future redeployment opportunities and potentially delay or eliminate costs associated with lay-up between employment opportunities. Teekay Offshore continues to explore options for future redeployment opportunities for both assets

Financing Update

In July 2018, Teekay Offshore completed an upsized $700 million private placement of 8.5% senior unsecured notes maturing in 2023 (the Notes). Brookfield, the holder of approximately 60% of Teekay Offshore’s outstanding common units, purchased $500 million principal amount of the Notes. Teekay Offshore used a portion of the net proceeds from the issuance to (a) repurchase $225.2 million of the $300 million aggregate principal of its outstanding 6% senior notes maturing in 2019, (b) repurchase approximately NOK 910 million of the NOK 1,000 million aggregate principal of its NOK senior notes maturing in 2019 (the NOK notes) and settle approximately $40 million of the cross currency swaps which were an economic hedge to the NOK notes, and (c) repay at par an outstanding $200 million 10% promissory note held by Brookfield maturing in 2022 along with an associated $12 million early termination fee. Following completion of the bond offering, Brookfield exercised its option to acquire an additional 2% ownership interest in Teekay Offshore’s general partner (TOO GP) from Teekay, bringing their ownership interest in TOO GP to 51%.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

New Growth

In late-July 2018, Teekay Offshore entered into shipbuilding contracts with Samsung Heavy Industries Co. Ltd. to construct two Aframax DP2 shuttle tanker newbuildings. These newbuildings will be constructed based on Teekay Offshore's New Shuttle Spirit design which incorporates proven technologies to increase fuel efficiency and reduce emissions, including LNG propulsion technology. Upon expected delivery in late-2020 through early-2021, these vessels will join Teekay Offshore’s CoA portfolio in the North Sea to provide needed capacity to meet its customers’ needs.

Arendal Spirit UMS loan extension

In August 2018, Teekay Offshore extended the mandatory prepayment date for the Arendal Spirit UMS debt facility to September 30, 2019 in exchange for a principal prepayment of $18 million, which is expected to be paid in the third quarter of 2018.
Liquidity
As at June 30, 2018, Teekay Parent had total liquidity of approximately $446.9 million (consisting of $229.4 million of cash and cash equivalents and $217.5 million of undrawn revolving credit facilities) and, on a consolidated basis, Teekay had consolidated total liquidity (excluding Teekay Offshore) of approximately $1.0 billion (consisting of $454.9 million of cash and cash equivalents and $515.7 million of undrawn revolving credit facilities).
Availability of 2017 Annual Report
The Company filed its 2017 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 30, 2018. Copies of this report are available on Teekay’s website, under “Investors - Teekay Corporation - Financials & Presentations”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay’s Investor Relations Department.
Conference Call
The Company plans to host a conference call on Thursday, August 2, 2018 at 2:00 p.m. (ET) to discuss its results for the second quarter of 2018. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (888) 220-8451 or (647) 484-0475, if outside North America, and quoting conference ID code 6811190.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2018 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). The general partners own all of the outstanding incentive distribution rights of these entities. In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities operate total assets under management of approximately $16.6 billion, comprised of approximately 220 liquefied gas, offshore, and conventional tanker assets. With offices in 14 countries and approximately 8,300

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Cash Flow from Vessel Operations, Cash Flow from Vessel Operations - Consolidated, Cash Flow From Vessel Operations - Equity Investments, Adjusted Net Loss Attributable to Shareholders of Teekay, Teekay Parent GPCO Cash Flow, Teekay Parent OPCO Cash Flow, Teekay Parent Adjusted Cash Flow from Vessel Operations, Teekay Parent Free Cash Flow, Net Interest Expense and Adjusted Equity Income, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Cash Flow from Vessel Operations (CFVO) represents income (loss) from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, write-down and loss on sales of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts and a derivative charter contract. CFVO - Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. CFVO - Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. The Company does not control its equity-accounted vessels and investments and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels and other investments is retained within the entities in which the Company holds the equity-accounted investment or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using total CFVO as a liquidity measure as the amount contributed from CFVO - Equity Investments may not be available to the Company in the periods such CFVO is generated by its equity-accounted vessels and other investments. CFVO is a non-GAAP financial measure used by certain investors and management to measure the operational financial performance of companies. Please refer to Appendices C and E of this release for reconciliations of these non-GAAP financial measures to income (loss) from vessel operations and income (loss) from vessel operations of equity-accounted vessels, respectively, the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Adjusted Net Loss Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net loss, and refer to footnote (4) of the statements of loss for a reconciliation of adjusted equity income to equity (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Teekay Parent Financial Measures
Teekay Parent Adjusted Cash Flow from Vessel Operations represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers) and its equity-accounted investment in Teekay Offshore, net of Teekay Parent’s corporate general and administrative expenditures for the given quarter (collectively, Teekay Parent GPCO Cash Flow) plus (b) CFVO attributed to Teekay Parent’s directly-owned and chartered-in assets (Teekay Parent OPCO Cash Flow). Teekay Parent Free Cash Flow represents Teekay Parent Adjusted Cash Flow from Vessel Operations, less Teekay Parent’s net interest expense and dry-dock expenditures for the given quarter. Net Interest Expense includes interest expense, interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
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Important Notice to Reader
Deconsolidation of Teekay Offshore and Adoption of New Revenue Accounting Standard
On September 25, 2017, Teekay, Teekay Offshore and Brookfield finalized a strategic partnership (the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. As a result, Teekay Offshore's financial results are not consolidated by Teekay on or following September 25, 2017. As a result, items such as revenues and CFVO for the three and six months ended June 30, 2018 will be lower compared to the same periods in the prior year since Teekay Offshore is accounted for using the equity method commencing September 25, 2017.

Effective January 1, 2018, the Company adopted the new revenue accounting standard. The following resulting differences had no impact on net loss but a material effect individually on revenues, voyage expenses and vessel operating expenses reported in the first half of 2018:

•
Teekay Tankers previously presented the net allocation for its vessels participating in revenue sharing arrangements as revenues. Effective January 1, 2018, Teekay Tankers presents the revenue from the voyages these vessels perform in voyage revenues and the difference between this aggregate amount and Teekay Tankers' net allocation from the revenue sharing arrangement as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three and six months ended June 30, 2018 by $67.5 million and $128.8 million, respectively.

•
Teekay Parent previously presented the reimbursement of costs incurred by Teekay Parent for its seafarers onboard vessels owned by its equity-accounted investments and third parties as a reduction to vessel operating expenses. Effective January 1, 2018, Teekay Parent presents the costs of managing these vessels as vessel operating expenses and the reimbursement of such costs as revenue. This had the effect of increasing both revenues and vessel operating expenses for the three and six months ended June 30, 2018 by $19.6 million and $41.1 million, respectively.

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Teekay Corporation
Summary Consolidated Statements of Loss(1)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	405,642	394,022	513,923	799,664	1,057,428

Voyage expenses	(94,912)	(85,877)	(40,640)	(180,789)	(91,437)
Vessel operating expenses	(162,537)	(157,935)	(207,784)	(320,472)	(399,044)
Time-charter hire expense	(20,648)	(19,411)	(30,689)	(40,059)	(69,461)
Depreciation and amortization	(67,960)	(67,311)	(142,741)	(135,271)	(285,771)
General and administrative expenses	(23,720)	(24,183)	(29,541)	(47,903)	(60,979)
Write-down and loss on sales of vessels(2)	(32,830)	(18,662)	(14,242)	(51,492)	(18,669)
Restructuring charges	(1,114)	(2,138)	—	(3,252)	(2,176)
Income from vessel operations	1,921	18,505	48,286	20,426	129,891

Interest expense	(59,526)	(54,625)	(74,383)	(114,151)	(144,738)
Interest income	2,095	1,677	1,536	3,772	3,017
Realized and unrealized gain (loss) on
non-designated derivative instruments(3)	10,723	9,426	(30,570)	20,149	(37,045)
Equity income (loss)(4)	837	27,117	(47,984)	27,954	(37,637)
Income tax expense	(8,746)	(4,117)	(3,527)	(12,863)	(6,546)
Foreign exchange gain (loss)	12,529	22	(17,342)	12,551	(20,246)
Loss on deconsolidation of Teekay Offshore	—	(7,070)	—	(7,070)	—
Other income (loss) – net	520	(915)	(759)	(395)	(464)
Net loss	(39,647)	(9,980)	(124,743)	(49,627)	(113,768)
Less: Net loss (income) attributable
to non-controlling interests	11,323	(10,575)	44,591	748	(11,640)
Net loss attributable to the shareholders of Teekay Corporation
	(28,324)	(20,555)	(80,152)	(48,879)	(125,408)

Loss per common share of Teekay Corporation
- Basic and Diluted	$(0.28)	$(0.21)	$(0.93)	$(0.49)	$(1.45)

Weighted-average number of common
shares outstanding
- Basic and Diluted	100,434,512	97,333,503	86,259,207	98,892,574	86,217,567

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(1)
On September 25, 2017, Teekay deconsolidated Teekay Offshore as part of the Brookfield Transaction and as a result, Teekay Offshore's financial results are not consolidated by Teekay since that date. On January 1, 2018, as a condition of the Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (the Transferred Subsidiaries) of Teekay Corporation at carrying value. This resulted in a loss on the sale of the Transferred Subsidiaries of $7.1 million, which is recorded in loss on deconsolidation of Teekay Offshore on the Company's consolidated statements of loss for the three months ended March 31, 2018 and six months ended June 30, 2018.

Effective January 1, 2018, the Company adopted the new revenue accounting standard. The following differences had no impact on net loss but had a material effect individually on revenues, voyage expenses and vessel operating expenses reported in the first half of 2018:

•
Teekay Tankers previously presented the net allocation for its vessels participating in revenue sharing arrangements as revenues. Effective January 1, 2018, Teekay Tankers presents the revenue from these voyages in voyage revenues and the difference between this amount and Teekay Tankers' net allocation from the revenue sharing arrangement as voyage expenses. This had the effect of increasing both revenues and voyage expenses for the three and six months ended June 30, 2018 by $67.5 million and $128.8 million, respectively.

•
Teekay Parent previously presented the net reimbursement of costs incurred by Teekay Parent for its seafarers for the management of vessels owned by its equity-accounted investments and third parties as revenues. Effective January 1, 2018, Teekay Parent presents the costs of managing these vessels as vessel operating expenses and the reimbursement of such costs as revenue. This had the effect of increasing both revenues and vessel operating expenses for the three and six months ended June 30, 2018 by $19.6 million and $41.1 million, respectively.

(2)
Write-down and loss on sale of vessels for the three and six months ended June 30, 2018 include the write-downs of four of Teekay LNG's Multi-gas carriers. These vessels were written down to their estimated fair values, using appraised values, as a result of the Teekay LNG's evaluation of alternative strategies for these assets, combined with the current charter rate environment and the outlook for charter rates for these vessels.

(3)
Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. The realized (losses) gains relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to:
Interest rate swaps	(4,031)	(4,809)	(15,914)	(8,840)	(32,470)
Termination of interest rate swaps	—	—	(1,005)	—	(610)
Foreign currency forward contracts	—	—	(618)	—	(971)
Time-charter swaps	—	—	360	—	1,106
Forward freight agreements	(18)	—	80	(18)	113
	(4,049)	(4,809)	(17,097)	(8,858)	(32,832)
Unrealized gains (losses) relating to:
Interest rate swaps	8,532	15,919	(15,517)	24,451	(6,394)
Foreign currency forward contracts	—	—	2,808	—	3,648
Stock purchase warrants	6,206	(1,684)	(332)	4,522	(575)
Time-charter swap	—	—	(402)	—	(875)
Forward freight agreements	34	—	(30)	34	(17)
	14,772	14,235	(13,473)	29,007	(4,213)
Total realized and unrealized gains (losses) on non-designated derivative instruments	10,723	9,426	(30,570)	20,149	(37,045)

(4)
The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of loss, the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2018	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	837	27,117	(47,984)	27,954	(37,637)
Proportionate share of unrealized (gains) losses on derivative instruments	(6,986)	(19,477)	3,853	(26,463)	1,778
Other(i)	10,712	1,532	49,994	12,244	50,756
Equity income adjusted for items in Appendix A	4,563	9,172	5,863	13,735	14,897

(i)
Other for the three and six months ended June 30, 2018 includes the Company's proportionate share of write-downs and gain on sales of vessels in Teekay Offshore and a loss on sale of the Company's investment in KT Maritime (Pty) Ltd. Other for the six months ended June 30, 2018 also includes the Company's proportionate share of the gain (loss) on sale of vessels in Teekay LNG's Exmar LPG joint venture, partially offset by the write-down of two shuttle tankers in Teekay Offshore, transaction fees relating to the historical amendment of certain interest rate swaps in Teekay Offshore, depreciation expense as a result of the change in the useful life and residual value estimates of certain of Teekay Offshore's shuttle tankers, a decrease in the deferred income tax asset for Teekay Offshore's Norwegian tax structure and the write-down of loans receivable from Gemini Tankers LLC.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	229,405	244,205	129,772
Cash and cash equivalents - Teekay LNG	177,071	197,007	244,241
Cash and cash equivalents - Teekay Tankers	48,457	47,962	71,439
Other current assets	284,693	283,819	305,525
Restricted cash - Teekay Parent	2,141	5	7,257
Restricted cash - Teekay LNG	83,422	86,288	95,194
Restricted cash - Teekay Tankers	4,530	3,924	4,271
Assets held for sale	29,911	28,000	33,671
Vessels and equipment - Teekay Parent	320,111	328,748	337,318
Vessels and equipment - Teekay LNG	2,755,911	2,602,182	2,461,219
Vessels and equipment - Teekay Tankers	1,917,547	1,942,139	1,965,514
Advances on newbuilding contracts	349,169	407,211	444,493
Investment in equity-accounted investees	1,133,224	1,129,297	1,130,198
Net investment in direct financing leases	490,747	493,622	495,990
Other non-current assets	261,485	238,057	229,631
Intangible assets	85,394	89,218	93,014
Goodwill	43,690	43,690	43,690
Total Assets	8,216,908	8,165,374	8,092,437
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities and other	281,672	256,996	320,339
Advances from affiliates	64,100	48,441	49,100
Current portion of long-term debt - Teekay Parent	—	—	81,748
Current portion of long-term debt - Teekay LNG	455,752	606,818	659,350
Current portion of long-term debt - Teekay Tankers	162,543	160,737	173,972
Long-term debt - Teekay Parent	687,761	686,149	585,663
Long-term debt - Teekay LNG	2,478,796	2,254,138	2,150,191
Long-term debt - Teekay Tankers	916,679	931,609	927,238
Derivative liabilities	103,485	101,927	128,811
Other long-term liabilities	132,507	134,448	136,369
Equity:
Non-controlling interests	2,077,449	2,098,274	2,102,465
Shareholders of Teekay	856,164	885,837	777,191
Total Liabilities and Equity	8,216,908	8,165,374	8,092,437

Net debt - Teekay Parent(1)	456,215	441,939	530,382
Net debt - Teekay LNG(1)	2,674,055	2,577,661	2,470,106
Net debt - Teekay Tankers(1)	1,026,235	1,040,460	1,025,500
(1) Net debt is a non-GAAP financial measure and represents current and long-term debt less cash and cash equivalents and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,
	2018	2017
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(49,627)	(113,768)
Depreciation and amortization	135,271	285,771
Unrealized gain on derivative instruments	(35,515)	(45,128)
Write-down and loss on sales of vessels	51,492	18,669
Equity (income) loss, net of dividends received	(15,207)	65,915
Income tax expense	12,863	6,546
Loss on deconsolidation of Teekay Offshore	7,070	—
Unrealized foreign exchange loss and other	2,199	63,219
Change in operating assets and liabilities	14,325	16,508
Expenditures for dry docking	(12,437)	(18,639)
Net operating cash flow	110,434	279,093

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	409,793	461,095
Prepayments of long-term debt	(295,914)	(132,920)
Scheduled repayments of long-term debt	(171,433)	(451,072)
Proceeds from financing related to sales and leaseback of vessels	243,812	297,230
Repayments of obligations related to capital leases	(28,819)	(20,582)
Net proceeds from equity issuances of subsidiaries	—	8,521
Net proceeds from equity issuances of Teekay Corporation	103,657	—
Distributions paid from subsidiaries to non-controlling interests	(33,872)	(63,803)
Cash dividends paid	(11,036)	(9,493)
Other financing activities	(566)	(650)
Net financing cash flow	215,622	88,326

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(315,348)	(365,903)
Proceeds from sale of vessels and equipment	—	59,935
Investment in equity-accounted investments	(27,629)	(31,680)
Advances to joint ventures and joint venture partners	(24,971)	(32,469)
Proceeds from sale of equity-accounted investment	54,438	—
Cash of transferred subsidiaries on sale, net of proceeds received	(25,254)	—
Other investing activities	5,560	12,214
Net investing cash flow	(333,204)	(357,903)

(Decrease) increase in cash, cash equivalents and restricted cash	(7,148)	9,516
Cash, cash equivalents and restricted cash, beginning of the period	552,174	805,242
Cash, cash equivalents and restricted cash, end of the period	545,026	814,758

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Loss
(in thousands of U.S. dollars, except per share data)

	Three Months Ended
	June 30,		March 31,		June 30,
	2018		2018		2017
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(39,647)		(9,980)		(124,743)
Adjust for: Net loss (income) attributable to
non-controlling interests	11,323		(10,575)		44,591
Net loss attributable to
shareholders of Teekay	(28,324)	(0.28)	(20,555)	(0.21)	(80,152)	(0.93)
(Subtract) add specific items affecting net loss
Unrealized (gains) losses from derivative instruments(2)	(21,758)	(0.22)	(34,452)	(0.35)	18,148	0.21
Foreign exchange (gains) losses (3)	(14,045)	(0.14)	(1,399)	(0.01)	12,263	0.14
Write-down and loss on sales of vessels and other operating assets(4)	43,157	0.43	16,839	0.18	62,813	0.73
Restructuring (recoveries) charges(5)	(607)	(0.01)	2,138	0.02	—	—
Tax indemnification guarantee liability	—	—	600	0.01	—	—
Loss on deconsolidation of Teekay Offshore	—	—	7,070	0.07	—	—
Other(6)	5,490	0.06	5,050	0.04	17,311	0.20
Non-controlling interests’ share of items above(7)	(5,468)	(0.05)	6,385	0.06	(68,528)	(0.79)
Total adjustments	6,769	0.07	2,231	0.02	42,007	0.49
Adjusted net loss attributable to shareholders
of Teekay	(21,555)	(0.21)	(18,324)	(0.19)	(38,145)	(0.44)

(1)	Basic per share amounts.

(2)
Reflects the unrealized (gains) losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those investments included in the Company's proportionate share of equity income (loss) from joint ventures, and hedge ineffectiveness from derivative instruments designated as hedges for accounting purposes.

(3)
Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Also includes the Company's proportionate share of write-downs and loss on sales of vessels and other operating assets in equity-accounted joint ventures for the three months ended June 30, 2018 (refer to footnote (4) of the summary consolidated statement of loss included in this release for further details). For details on the consolidated write-downs of vessels, refer to footnote (2) of the summary consolidated statement of loss.

(5)
Also includes the recovery of restructuring charges related to the closure of offices and seafarers' severance amounts included in revenues in the consolidated statement of loss for the three months ended June 30, 2018.

(6)	Other for the three months ended June 30, 2018 includes a decrease in the Company's freight taxes relating to prior periods and a decrease in the Company's deferred tax assets.

(7)
Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (Loss) for the Three Months Ended
June 30, 2018
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	122,315	171,659	112,612	(944)	405,642

Voyage expenses	(7,951)	(86,933)	(230)	202	(94,912)
Vessel operating expenses	(33,969)	(52,652)	(75,219)	(697)	(162,537)
Time-charter hire expense	—	(5,697)	(16,390)	1,439	(20,648)
Depreciation and amortization	(29,794)	(29,573)	(8,593)	—	(67,960)
General and administrative expenses	(7,096)	(9,407)	(7,217)	—	(23,720)
Write-down and gain on sales of vessels	(33,000)	170	—	—	(32,830)
Restructuring charges	—	(982)	(132)	—	(1,114)

Income (loss) from vessel operations	10,505	(13,415)	4,831	—	1,921

Interest expense	(28,171)	(13,931)	(17,494)	70	(59,526)
Interest income	902	160	1,103	(70)	2,095
Realized and unrealized gain on non-designated
derivative instruments	4,302	1,116	5,305	—	10,723
Equity income (loss)	11,194	(70)	(10,287)	—	837
Equity in earnings of subsidiaries(2)	—	—	(9,408)	9,408	—
Income tax expense	(843)	(6,086)	(1,817)	—	(8,746)
Foreign exchange gain (loss)	8,443	4,793	(707)	—	12,529
Other income – net	350	20	150	—	520
Net income (loss)	6,682	(27,413)	(28,324)	9,408	(39,647)
Less: Net (income) loss attributable to
non-controlling interests(3)	(3,948)	—	—	15,271	11,323
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	2,734	(27,413)	(28,324)	24,679	(28,324)

(1)	Consolidation Adjustments column includes adjustments which eliminate transactions between subsidiaries (a) Teekay LNG and Teekay Tankers and (b) Teekay Parent.

(2)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(3)
Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net loss of Teekay’s publicly-traded consolidated subsidiaries.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended June 30, 2018
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	66,429	46,183	—	112,612

Voyage expenses	(208)	(22)	—	(230)
Vessel operating expenses	(37,650)	(37,569)	—	(75,219)
Time-charter hire expense	(11,515)	(4,875)	—	(16,390)
Depreciation and amortization	(8,593)	—	—	(8,593)
General and administrative expenses	(2,922)	(279)	(4,016)	(7,217)
Restructuring charges	—	(132)	—	(132)
Income (loss) from vessel operations	5,541	3,306	(4,016)	4,831

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	5,541	3,306	(4,016)	4,831
Depreciation and amortization	8,593	—	—	8,593
Amortization of in-process revenue
contracts and other	(1,857)	735	—	(1,122)
CFVO - Consolidated(2)	12,277	4,041	(4,016)	12,302
CFVO - Equity Investments(3)	677	19,659	—	20,336
CFVO - Total	12,954	23,700	(4,016)	32,638

(1)	Includes the results of two chartered-in FSO units owned by Teekay Offshore and one chartered-in LNG carrier owned by Teekay LNG, which was redelivered in April 2018.

(2)
In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its consolidated publicly-traded subsidiaries, Teekay LNG and Teekay Tankers, and its equity-accounted investment in Teekay Offshore. For the three months ended June 30, 2018, Teekay Parent received cash distributions and dividends from these entities totaling $4.3 million. The distributions and dividends received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D this release for further details.

(3)
Please see Appendix E to this release for a reconciliation of this non-GAAP financial measure as used in this release to equity income (loss) of equity accounted vessels, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
TEEKAY PARENT GPCO CASH FLOW
Daughter Entities distributions to Teekay Parent(1)
Limited Partner interests(2)
Teekay LNG	3,529	3,529	3,529
Teekay Offshore	566	566	444
GP interests
Teekay LNG	228	228	228
Teekay Offshore	16	16	31
Other Dividends
Teekay Tankers(2)(3)	—	—	1,690
Teekay Offshore(4)	—	—	683
Total Daughter Entity Distributions	4,339	4,339	6,605
Less: Corporate general and administrative expenses	(4,016)	(5,647)	(3,318)
Total Teekay Parent GPCO Cash Flow	323	(1,308)	3,287
TEEKAY PARENT OPCO CASH FLOW
Teekay Parent cash flow from vessel operations(5)
FPSOs	12,277	13,538	(3,089)
Conventional Tankers	—	—	(2,988)
Other(6)	4,041	992	(3,997)
Teekay Parent OPCO Cash Flow(7)	16,318	14,530	(10,074)
Teekay Parent adjusted cash flow from vessel operations	16,641	13,222	(6,787)
Less: Net interest expense(8)	(15,843)	(16,434)	(12,780)
TOTAL TEEKAY PARENT FREE CASH FLOW	798	(3,212)	(19,567)
Weighted-average number of common shares - Basic	100,434,512	97,333,503	86,259,207

(1)
Daughter Entities dividends and distributions for a given quarter consists of the amount of dividends and distributions (including payments-in-kind) relating to such quarter but received by Teekay Parent in the following quarter. The limited partner and general partner distributions received from Teekay Offshore for the quarter ended June 30, 2017 were paid-in-kind in the form of new Teekay Offshore common units.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(2)
Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly-traded subsidiary and equity-accounted investment in Teekay Offshore for the periods as follows:

	Three Months Ended
	June 30,	March 31,	June 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.14	$0.14	$0.14
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274
Total distribution	$3,259,158	$3,529,158	$3,529,158
Teekay Offshore
Distribution per common unit	$0.01	$0.01	$0.01
Common units owned by
Teekay Parent	56,587,484	56,587,484	44,400,566
Total distribution	$565,875	$565,875	$444,006
Teekay Tankers
Dividend per share	$—	$—	$0.03
Shares owned by Teekay Parent(3)	77,298,441	77,298,441	56,317,627
Total dividend	$—	$—	$1,689,529

(3)
Includes Class A and Class B shareholdings. Teekay Tankers' past dividend policy was to pay out 30 percent to 50 percent of its quarterly adjusted net income (as defined), with a minimum quarterly dividend of $0.03 per share, subject to Teekay Tankers' Board approval. Commencing with the dividend for the first quarter of 2018, Teekay Tanker's Board eliminated the minimum quarter dividend; however, the variable portion of the dividend policy was maintained.

(4)
Includes distributions from Teekay Parent's interest in Teekay Offshore's 10.5% Series D Preferred Units acquired in June 2016. The distributions received for the quarter ended June 30, 2017 were paid-in-kind in the form of new Teekay Offshore common units. All outstanding Series D Preferred Units were repurchased by Teekay Offshore in September 2017 as part of the Brookfield Transaction.

(5)	Please refer to Appendices C and E for additional financial information on Teekay Parent’s cash flow from vessel operations.

(6)
Other for the three months ended June 30, 2018 includes $1.7 million of revenue associated with a customer recovery of prior period restructuring costs relating to Teekay Parent's Australian operations. Includes $0.4 million for the three months ended June 30, 2017 relating to 50 percent of the CFVO from Teekay Tanker Operations Ltd. (TTOL). Teekay Parent owned 50 percent of TTOL for the period up to May 31, 2017, when Teekay Tankers purchased the remaining 50 percent of TTOL from Teekay Parent.

(7)	Excludes corporate general and administrative expenses relating to Teekay Parent GPCO Cash Flow.

(8)
Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Income from vessel operations	1,921	18,505	48,286
Depreciation and amortization	67,960	67,311	142,741
Amortization of in-process revenue contracts and other	(2,727)	(2,469)	(6,241)
Realized losses from the settlements of non-designated
derivative instruments	—	—	(177)
Write-down and loss on sales of vessels	32,830	18,662	14,242
Termination of Arendal Spirit UMS charter contract	—	—	8,888
Cash flow from time-charter contracts, net of revenue accounted for
as direct finance leases	2,897	2,887	6,509
CFVO - Consolidated	102,881	104,896	214,248
CFVO - Equity Investments (see Appendix E)	61,316	63,468	40,248
CFVO – Total	164,197	168,364	254,496

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2018		March 31, 2018		June 30, 2017
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion	100%	Portion

Revenues	458,098	106,875	466,765	111,857	176,125	74,082
Vessel and other operating expenses	(228,523)	(48,996)	(235,911)	(52,053)	(86,424)	(36,077)
Depreciation and amortization	(128,353)	(27,467)	(125,756)	(27,181)	(40,199)	(17,428)
Write-down and loss on sales of vessels	(62,913)	(8,854)	(25,493)	(3,775)	—	—
Income from vessel operations of
equity-accounted vessels	38,309	21,558	79,605	28,848	49,502	20,577
Interest expense	(87,010)	(23,611)	(75,131)	(20,841)	(29,607)	(12,383)
Realized and unrealized gain (loss)
on derivative instruments	17,474	4,684	65,980	14,588	(20,957)	(6,647)
Write-down and (loss) gain on sales of
equity-accounted investments (2)	—	(1,523)	—	5,563	—	(48,571)
Other – net	(2,744)	(271)	1,843	(1,041)	(1,284)	(960)
Equity (loss) income of equity- accounted vessels	(33,971)	837	72,297	27,117	(2,346)	(47,984)
Income from vessel operations of
equity-accounted vessels	38,309	21,558	79,605	28,848	49,502	20,577
Depreciation and amortization	128,353	27,467	125,756	27,181	40,199	17,428
Write-down and loss on sale of vessels	62,913	8,854	25,493	3,775	—	—
Realized gains from the settlement
of non-designated foreign currency
forward contracts	370	52	431	61	—	—
Cash flow from time-charter contracts,
net of revenue accounted for as
direct finance leases	13,879	4,707	13,773	4,665	9,476	3,361
Amortization of in-process revenue
contracts and other	(6,027)	(1,322)	(6,190)	(1,062)	(2,541)	(1,118)
Cash flow from vessel operations
of equity-accounted vessels(3)	237,797	61,316	238,868	63,468	96,636	40,248

(1) The Company’s proportionate share of its equity-accounted vessels and other investments, including its investment in Teekay Offshore, ranges from 14 percent to 52 percent.
(2) Includes a loss on sale of the Company's investment in KT Maritime (Pty) Ltd. during the three months ended June 30, 2018. Includes a gain on sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture during the three months ended March 31, 2018. Includes the write-down of the Company's and Teekay Tankers' equity investments in TIL to their estimated fair value, based on the best available indication of fair value at June 30, 2017, which was the Tankers Investments Ltd. (TIL) share price as on that date. Teekay Parent and Teekay Tankers recognized a consolidated non-cash impairment charge of $48.6 million during the quarter ended June 30, 2017, related to their equity investments in TIL.
(3) CFVO from equity-accounted vessels represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Cash Flow from Vessel Operations - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2018
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent income (loss) from
vessel operations	—	6,882	549	(5,647)	1,784
Depreciation and amortization	—	8,594	20	—	8,614
Amortization of in-process revenue
contracts and other	—	(1,938)	423	—	(1,515)
Cash flow from vessel
operations – Teekay Parent	—	13,538	992	(5,647)	8,883

	Three Months Ended June 30, 2017
	(unaudited)
					Teekay
	Conventional			Corporate	Parent
	Tankers	FPSOs	Other	G&A	Total

Teekay Parent loss from vessel
operations	(2,988)	(18,618)	(4,466)	(3,318)	(29,390)
Depreciation and amortization	—	17,320	(75)	—	17,245
Amortization of in-process revenue
contracts and other	—	(1,483)	135	—	(1,348)
Realized losses from the settlements
of non-designated foreign currency
derivative instruments	—	(308)	—	—	(308)
Cash flow from vessel
operations – Teekay Parent	(2,988)	(3,089)	(4,406)	(3,318)	(13,801)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	June 30,	March 31,	June 30,
	2018	2018	2017
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(59,526)	(54,625)	(74,383)
Interest income	2,095	1,677	1,536
Interest expense net of interest income consolidated	(57,431)	(52,948)	(72,847)
Less: Non-Teekay Parent interest expense net of
interest income and adjustment	(41,040)	(36,363)	(60,777)
Interest expense net of interest income - Teekay Parent	(16,391)	(16,585)	(12,070)
Less: Teekay Parent non-cash accretion on convertible bond	942	673	—
Add: Teekay Parent realized losses on interest rate swaps	(394)	(522)	(710)
Net interest expense - Teekay Parent	(15,843)	(16,434)	(12,780)

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including: the completion of Teekay Tankers’ expected sale-leaseback financing transactions and working capital loan, and the effect of the transactions on its liquidity; the impact of contract extensions on future cash flows; the timing and certainty of the Company’s sale of its interest in Sevan, and the effect on the Company’s balance sheet and income statement; the anticipated benefit to the Company’s future financial results and balance sheet from the delivery of the remaining LNG projects over the next few years; the timing and cost of delivery and start-up of various newbuildings and other projects and the commencement of related contracts; future forward revenues; the completion and impact of Teekay Offshore’s newbuilding order on its position in the North Sea CoA shuttle tanker market, and customer demand in the market; fuel consumption and emissions for the shuttle tanker newbuildings; the ability of the Teekay Group to benefit from a broader energy and tanker market recovery; and the extension of the Arendal Spirit UMS loan facility. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth, particularly in or related to North Sea, Brazil and East Coast of Canada offshore fields; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices; issues with vessel operations; variations in expected levels of field maintenance; increased operating expenses; potential project delays or cancellations; newbuilding or conversion specification changes, cost overruns, or shipyard disputes; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels; delays in the commencement of charter or other contracts; the ability to fund remaining capital commitments and debt maturities; the Daughter Entities’ ability to secure or draw on financings; failure to complete the sale of shares in Sevan or Teekay Tankers' expected sale-leaseback financing transactions and working capital loan, at all or in proposed terms; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2017. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 844-6654 www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda